October 27, 2006

VIA FACSIMILE, U.S. MAIL AND EDGAR

Mr. Steven Jacobs

Accounting Branch Chief

Division of Corporation Finance

United States Securities and

    Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-7010

RE:	Navigant Consulting, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File No. 001-12173

Dear Mr. Jacobs:

The following are responses to your comment letter dated October 16, 2006, relating to the above referenced filing of Navigant Consulting, Inc. filed with the United States Securities and Exchange Commission. For your convenience, the text of the comments in your letter has been included with our response.

Very truly yours,

/S/ BEN W. PERKS
Ben W. Perks
Executive Vice President and
Chief Financial Officer

cc:	Matthew J. Maulbeck
Staff Accountant
Division of Corporation Finance
United States Securities and
Exchange Commission

Form 10-K for the year ended December 31, 2005

Note 3. Acquisitions, pages F-11 – F-13

Comment:

1.	We note your inclusion of pro forma information for the CBW and Tucker acquisitions. Please tell us how you reached the conclusion that the Tiber, Hutchinson, and LAC acquisitions completed in 2005 were insignificant in the aggregate. Reference is made to paragraph 54 of SFAS 141.

Response:

The Company considered paragraph 54 (and other paragraphs) of SFAS 141 with respect to its acquisition of Tiber, Hutchinson, and LAC completed in 2005. The Company concluded that the pro forma results including these acquisitions were not material, individually or in the aggregate, given that none of the aggregate pro forma revenue, net income and earnings per share represented more than a 4% difference from the reported results for 2005.

Form 10-Q for the period ended June 30, 2006

Note 2. Acquisition, page 7

Comment:

2.	We note your acquisition of Precept Programme Management Limited on March 23, 2006 for $54.6 million. Please tell us what consideration you gave to providing summarized financial data and supplemental pro forma financial information for the acquired business. Reference is made to paragraph 58b of SFAS 141.

Response:

The Company considered paragraph 58b (and other paragraphs) of SFAS 141 with respect to its acquisition of Precept Programme Management Limited (“Precept”) completed during the first quarter of 2006. The Company concluded that the pro forma results including Precept were not material given that the aggregate pro forma revenue represented a 3% difference from the reported results for the first quarter of 2006, and that pro forma net income and earnings per share represented a difference of less than 1% from the reported results for the first quarter of 2006.

Exhibit 31.1 and 31.2, Certifications, pages 29 and 30

Comment:

3.	Please confirm to us that you will revise your certifications in all future filings as follows:

a.	Exclude the title of the certifying individual from the opening sentence;

b.	replace the reference to “the Company” with the full name of the registrant in paragraph 1;

c.	replace all references to “the Company” with “the registrant” in paragraphs 3, 4, 4a-d, 5, and 5a-b; and

d.	revise the language in paragraphs 4d and 5 to exactly match the corresponding language in Item 601(b)(31)(i) of Regulation S-K.

Response:

In future filings, the Company will revise its certifications consistent with the staff’s comments.

Form 8-K filed September 18, 2006

Comment:

4.	With respect to your legal dispute with the City of Vernon, California, we note the interim award of $13.4 million and treble damages of $23.0 million issued by an arbitrator on September 15, 2006. Despite the fact that you intend to appeal this ruling, please tell us whether you have recognized a liability relating to this ruling as of September 30, 2006.

Response:

In the period ended September 30, 2006, the Company recorded a litigation reserve of $9.3 million related to the Interim Award issued by the arbitrator in the City of Vernon matter on September 15, 2006.

In connection with the above responses to your comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.